Exhibit 99.3

Integrated Care 24 Selects NICE to Ensure Unparalleled Quality of Care and Audit Accuracy

NICE and Business Systems chosen to accurately identify and predict health trends and ensure precision of diagnosis while lowering contact center service costs

Hoboken, N.J., February 7, 2019 – NICE (Nasdaq: NICE) and Business Systems (UK) Ltd today announced that they have been selected by Integrated Care 24 (IC24) to provide comprehensive, consistent reporting and deliver insights that will enable an advanced level of healthcare services to a population of over 7.2 million via more than one million calls per year across its contact centers. IC24 turned to Business Systems, a long-term technology partner, and NICE when they needed to significantly boost audit capacity to 100% of its patient’s interactions, a critical factor considering the urgent, medical nature of the calls. With the implementation of NICE Nexidia, NICE Quality Central and NICE Air and Engage, IC24 chose to continue their partnership with Business Systems, who are a leading gold NICE partner, to bring the project to fruition.

David Brown, Director of Digital Technology and Performance at IC24 said, "We are expecting to see impressive results, and NICE will enable us to precisely and comprehensively audit all our processes so we can deliver continuous quality improvement. The insights from NICE will allow us to monitor components that go beyond current requirements. Business Systems and NICE understand how important it is for us to ensure high quality care for our patients and help us continue to innovate and further develop our service."

IC24 is a 'not for profit', gold social enterprise committed to providing its patients with high quality urgent care services. Formed over 20 years ago, IC24 has been at the forefront in the development of out of hospital care, and has extensive experience in developing, implementing and managing a range of health and care services across the South and East of England. The provider now operates a number of primary care services, including three 24/7 NHS111 integrated urgent care services

By leveraging NICE, IC24 will benefit from comprehensive analytics across customer journeys and multiple online and offline channels which will further enhance audit accuracy as well as deliver insights in terms of caller health trends and predictions. Together with NICE Quality Central to monitor performance and NICE Air and Engage to ensure interaction recording, NICE Nexidia will help enhance the level of care offered to IC24's customers, minimize errors in diagnosis and mitigate escalations, resulting in lower costs. Business Systems' expertise in the healthcare domain will drive smooth implementation of the project.

Stephen Thurston, Managing Director of Business Systems, said, “Our longstanding partnership with NICE and knowledge of the healthcare domain enables us to align technology with the changing needs of patient care in order to gain valuable insight, deliver high quality service and smartly optimize workforce operations for customers such as IC24. Business Systems is highly adept at not only deploying the right solution, but also working closely with IC24’s Quality and Audit team for continued innovative health and social care services.”

John O'Hara, President of NICE EMEA, said, "We're pleased to help IC24 take their customer service to the next level. This win is indicative of the advantages that the NICE offering delivers in terms of innovative capabilities, expertise and value in meeting regulations, delivering excellent customer experience and lowering service costs not just for the immediate term but also for the future."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Business Systems UK Ltd.
Business Systems (UK) Ltd specializes in providing call recording and workforce optimization solutions and today ranks as one of the most experienced independent providers with expertise covering systems design, project management, implementation and ongoing service delivery and support.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Ohara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.